SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              RYAN BECK & CO., INC.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    78348310
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                                 (CUSIP Number)

                                Bruce M. Chodash
                                9 Rock Hill Drive
                              Livingston, NJ 07039


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                               September 29, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:  78348310
________________________________________________________________________________
     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                  Bruce M. Chodash
                  ###-##-#### (Social Security Number)

________________________________________________________________________________
     2) Check the Appropriate Box if a Member of a Group (See Instructions):

                   (a)      [ ]
                   (b)      [ ]

________________________________________________________________________________
    3) SEC Use Only

________________________________________________________________________________
    4) Source of Funds (See Instructions):  Not Applicable

________________________________________________________________________________
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable

________________________________________________________________________________
    6)  Citizenship or Place of Organization:

                                  United States

________________________________________________________________________________
         Number of                             7) Sole Voting Power:     427,486
         Shares Beneficially                      ------------------------------
         Owned by                              8) Shared Voting Power:  1,901(1)
         Each Reporting                           ------------------------------
         Person With:                          9) Sole Dispositive Power:429,387
                                                  ------------------------------
                                              10) Shared Dispositive Power:    0
                                                  ------------------------------

________________________________________________________________________________
    11) Aggregate Amount Beneficially Owned by Each Reporting Person:

        429,387

________________________________________________________________________________
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable

________________________________________________________________________________
    13) Percent of Class Represented by Amount in Row:  (11):

        13.2 %

________________________________________________________________________________
    14) Type of Reporting Person (See Instructions):      IN

________________________________________________________________________________
(1) Pursuant to Rule 13d-3(d) includes 1,901 shares of Common Stock issuable upon conversion of voting cumulative preferred stock, Series
         A. The shares of preferred stock are held in an ESOP.

Item 1.  Security and Issuer.

     This statement constitutes Amendment No. 6 ("Amendment No. 6") to the statement on Schedule 13D, dated November 12, 1990 (the "Statement"), relating to the Common Stock, $.10 par value per share (the "Common Stock"), of Ryan Beck & Co., Inc., a corporation organized and existing under the laws of the State of New Jersey (the "Issuer"), beneficially owned by Bruce M. Chodash ("Mr. Chodash" or the "Reporting Person"). The Issuer's address is 80 Main Street, West Orange, New Jersey 07052.

Item 2.  Identity and Background.

     The person filing this Statement is Bruce M. Chodash. Set forth below is certain information relating to Mr. Chodash:

          (a) Name:  Bruce M. Chodash
          (b) Residence  Address:  9 Rock Hill Drive,  Livingston,
              New Jersey 07039.
          (c) Mr. Chodash is presently unemployed. He ceased his employment with the Issuer on September 25, 1996.

          (d)-(e) During the past five years, the Reporting Person has not been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) United States

Item 3.  Source and Amount of Funds and Other Consideration.

     The 427,486 shares of Common Stock reported in this Statement as directly beneficially owned, in the aggregate, by the Reporting Person were purchased at various times in private and public transactions for a total purchase price of approximately $399,000. The source of funds for the various purchase prices was personal funds.

Item 4.   Purpose of Transaction.

     Mr. Chodash formerly was a director and an Executive Vice President of the Issuer; he ceased serving in those positions on September 25, 1996.

     Mr. Chodash acquired the shares of Common Stock which are reported herein in order to make a substantial equity investment in the Issuer. Previously, Mr. Chodash entered into a Stock Pooling Agreement with Fenwick H. Garvey and Matthew R. Naula (collectively, the "Signatories"). The Stock Pooling Agreement related solely to the voting of shares of Common Stock beneficially owned by the Signatories in connection with the election of directors of the Company. On September 29, 1996, the Stock Pooling Agreement terminated as a result of the resignation of the voting trustee thereunder and the failure to appoint a successor within a specified time period. Accordingly, Mr. Chodash is no longer deemed to be the beneficial owner of shares of Common Stock held by the other Signatories.

     The Reporting Person may in the future purchase additional shares or may sell shares of Common Stock in the open market, in privately-negotiated transactions, or otherwise. Whether the Reporting Person purchases or sells any shares of Common Stock in the future, and the amount and timing of any such purchases or sales, if any, will depend on the Reporting Person's continuing assessment of pertinent factors, including, without limitation, the following: regulatory, legal and other considerations; the availability of shares for purchase at particular price levels; the Issuer's business; other business and investment opportunities available to the Reporting Person; economic conditions; stock market and money market conditions; the availability and cost of financing; and other plans and requirements of the Reporting Person.

     As a result of the termination of his status as a director and officer of the Issuer, Mr. Chodash is no longer in a position which provides him with any control of the Issuer's affairs. The Reporting Person does not have any present plans or proposals, based upon the ownership of Common Stock reported herein or otherwise, which relate to, or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (b) a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries; (c) any change in the present board of directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material changes in the Issuer's corporate structure or business; (f) any changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which might impede the acquisition of control of the Issuer by any person; (g) a class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h) a class of equity securities of the Issuer becoming eligible for a termination of registration pursuant to the Securities Exchange Act of 1934, as amended, or (i) any action similar to any of those enumerated above.

     Based upon the position of the Reporting Person as the owner of more than 10% of the Issuer's Common Stock, the Reporting Person is limited in his ability to freely buy and sell Common Stock due to certain constraints which result from the provisions of the Securities Exchange Act of 1934 concerning short-swing profit recapture.

Item 5.  Interest in  Securities  of the Issuer.

         (a) As of the date hereof, Mr. Chodash may be deemed to beneficially own 429,387 shares of Common Stock, which shares constitute approximately 13.2% of the Issuer's outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 (based upon 3,257,781 shares of Common Stock outstanding as disclosed to Mr. Chodash by the Issuer).

         (b) Mr. Chodash has sole voting power with respect to 427,486 shares. He has shared voting power with respect to 1,901 shares of common stock which are issuable upon conversion of the Issuer's voting cumulative preferred stock, Series A. The shares of preferred stock are held in an ESOP. Mr. Chodash has sole dispositive power with respect to 429,387 shares.

         (c) Mr. Chodash has had no transactions in the Common Stock during the past sixty (60) days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Statement.

         (e) Not  applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to the Issuer.

         No contracts, arrangements, understandings or relationships (legal or otherwise) presently exist between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Statement on Schedule 13D is true, complete and correct.

DATE:  October 15, 1996

                                                          /s/Bruce M. Chodash
                                                          ______________________
                                                          Bruce M. Chodash

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).